UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                      _____________________

                           FORM N-54C


       NOTIFICATION OF WITHDRAWAL OF ELECTION TO BE SUBJECT TO
    SECTIONS 55 THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940
FILED PURSUANT TO SECTION 54(c) OF THE INVESTMENT COMPANY ACT OF 1940

                      _____________________

     The undersigned business development company hereby notifies the Securities and Exchange Commission that it withdraws its election to be subject to sections 55 through 65 of the Investment Company Act of 1940 (the "Act"), pursuant to the provisions of section 54(c) of the Act, and in connection with such notice of withdrawal of election submits the following information:


                  NORTIA CAPITAL PARTNERS, INC.
         _______________________________________________
                        (Name of Company)

                     400 Hampton View Court
                    Alpharetta, Georgia 30004
                   __________________________
              Address of Principal Business Office
          (Number and Street, City, State and Zip Code)

                         (770) 777-6795
                   __________________________
             Telephone Number (including area code)

                            [0-26843]
                           [814-00694]
                   __________________________
      File Number under the Securities Exchange Act of 1934




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         Basis For Filing The Notification Of Withdrawal

       Nortia Capital Partners, Inc. (the "Nortia" or the "Company") has changed the nature of its business so as to cease to be a business development company, as such change was authorized by the vote of a majority of its outstanding voting securities. A majority of the voting power of the Company's outstanding common stock is held by William Bosso, Matthew Henninger, Harrysen Mittler, John Benton, JP Baron II, Michael Marshall, and Jon Van Tuin.

     Nortia has changed the nature of its business focus from investing, owning, holding, or trading in investment securities toward that of an operating company intending to pursue a business model whereby it would provide merchant banking-type services to small, private companies seeking to become publicly held and traded whose focus will developing a viable investment business plan.


                            SIGNATURE

     Pursuant to the requirements of the Act, the undersigned company has caused this notification of withdrawal of election to be subject to sections 55 through 65 of the Act to be duly signed on its behalf in the city of Alpharetta, Georgia on the 2nd day of May, 2006.



[SEAL]                   NORTIA CAPITAL PARTNERS, INC.



                         By:  /s/ William J. Bosso
                              ------------------------------------------
                              Name: William J. Bosso
                              Title: Chairman & Chief Executive Officer



Attest: /s/ Matthew T. Henninger
        ----------------------------
        Name:
        Title: Secretary







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